Filed by Friedman, Billings, Ramsey Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No.:001-15049


[FBR Logo]

Media Contacts:
Bob Leahy 703-312-9745 or bleahy@fbr.com
Bill Dixon 703-469-1092 or bdixon@fbr.com

             INSTITUTIONAL SHAREHOLDER SERVICES RECOMMENDS VOTE FOR
         FRIEDMAN, BILLINGS, RAMSEY GROUP, INC. AND FBR ASSET INVESTMENT
                           CORPORATION MERGER PROPOSAL

ARLINGTON, VA., MARCH 11, 2003 - Friedman, Billings, Ramsey Group, Inc. (NYSE:
FBR), and FBR Asset Investment Corporation (NYSE: FB) today announced that Institutional Shareholder Services (ISS) has recommended a vote for the proposed merger of Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation. Shareholders of record of the two companies as of February 26, 2003 will vote on the planned merger at special meetings of shareholders of each company to be held on March 28.

ISS serves more than 950 institutional clients throughout North America and Europe with its core business - analyzing and issuing informed research and objective vote recommendations for more than 10,000 U.S. and 12,000 non-U.S. shareholder meetings each year. For more information on ISS, see http://www.issproxy.com.

Friedman, Billings, Ramsey Group, Inc., headquartered in Arlington, Va., is a financial holding company for businesses that provide investment banking, institutional brokerage, specialized asset management, and private client services. FBR focuses capital and financial expertise on six industry sectors: financial services, real estate, technology, energy, healthcare, and diversified industries. FBR also has offices in Atlanta, Bethesda, Boston, Charlotte, Chicago, Cleveland, Dallas, Denver, Irvine, London, New York, Portland, San Francisco, Seattle, and Vienna. Bank products and services are offered by FBR National Bank & Trust, member FDIC and an Equal Housing Lender. For more information, see http://www.fbr.com.

FBR Asset Investment Corporation is a real estate investment trust (REIT) that was formed in December 1997. FBR Asset invests in mortgage-backed securities and makes opportunistic investments in debt and equity securities of companies engaged in real estate-related and other businesses. FBR Asset is externally managed by Friedman, Billings, Ramsey Investment Management, Inc., a subsidiary of Friedman, Billings, Ramsey Group, Inc. Friedman, Billings, Ramsey Group, Inc. is currently a minority shareholder of FBR Asset.

                                      # # #

                                PROXY INFORMATION

IN CONNECTION WITH THE PROPOSED TRANSACTIONS, FRIEDMAN, BILLINGS, RAMSEY GROUP, INC., FBR ASSET INVESTMENT CORPORATION AND FOREST MERGER CORPORATION HAVE FILED A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING INFORMATION ABOUT FBR GROUP AND FBR ASSET, WITHOUT CHARGE, AT THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. FREE COPIES OF BOTH COMPANIES' FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST TO 1001 NINETEENTH STREET NORTH, ARLINGTON, VIRGINIA 22209, ATTENTION: INVESTOR RELATIONS.

                          PARTICIPANTS IN SOLICITATION

FBR GROUP, FBR ASSET AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND OTHER MEMBERS OF THEIR MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INFORMATION CONCERNING FBR GROUP'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN FBR GROUP'S PROXY STATEMENT FOR ITS ANNUAL MEETING OF STOCKHOLDERS, FILED WITH THE SEC ON MAY 30, 2002. INFORMATION CONCERNING FBR ASSET'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN FBR ASSET'S PROXY STATEMENT FOR ITS ANNUAL MEETING OF STOCKHOLDERS, FILED WITH THE SEC ON APRIL 23, 2002. ADDITIONAL INFORMATION IS SET FORTH IN THE DEFINITIVE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE TRANSACTION FILED WITH THE SEC.